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SEC FILE NUMBER
8-66999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Key Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4900 Tiedeman Road
(No. and Street)

Cleveland	Ohio	44144
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Kovachick	216-689-3723	mkovachick@key.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1001 Lakeside Avenue, Suite 1800	Cleveland	Ohio	44114
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Mark Kovachick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KeyBanc Capital Markets Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO

JANET C. BURNS
Notary Public, State of Ohio
My Commission Expires
March 27, 2026

Notary Public

Signature: [signature]

Title: CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Annual Audit Report

Year Ended December 31, 2023

Key Investment Services LLC
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
Key Investment Services LLC.

4900 Tiedeman Road

Brooklyn, Ohio 44144
Telephone no. (216) 689-3723

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Key Investment Services LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2023

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1800
1001 Lakeside Avenue
Cleveland, Ohio 44113

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Key Investment Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of assets, liabilities, and member's interest of Key Investment Services LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's interest, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2006.
February 23, 2024

Key Investment Services LLC

Statement of Assets, Liabilities, and Member's Interest

December 31, 2023

(Dollars In Thousands)

Assets		
Cash	$	5,189
Receivable from clearing organization		6,529
Securities owned, at fair value		112,215
Net deferred tax assets		1,566
Receivable from affiliates		8,036
Prepaid assets		1,046
Other assets		3,677
Total assets	$	138,258
Liabilities and member's interest		
Liabilities:		
Securities sold, but not yet purchased, at fair value	$	2
Payable to affiliates		8,372
Accrued compensation		11,094
Other liabilities		7,698
Total liabilities		27,166
Member's interest		111,092
Total liabilities and member's interest	$	138,258

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Operations

Year Ended December 31, 2023
(Dollars In Thousands)

Revenues		
Commissions	$	95,558
Principal transactions		1,663
Advisory fees		34,114
Interest and dividends		4,976
Other revenues		2,317
Total revenues		138,628
Expenses		
Employee compensation and benefits		94,299
Floor brokerage and clearance		4,317
Communications		1,063
Occupancy and equipment		10,108
Promotion and development		1,125
Data processing		3,028
Processing fees paid to affiliate		1,529
Management fee paid to affiliate		9,259
Other operating expenses		8,499
Total expenses		133,227
Income before income taxes		5,401
Income tax expense		1,933
Net income	$	3,468

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Changes in Member's Interest

Year Ended December 31, 2023
(Dollars In Thousands)

Balance at January 1, 2023	$	107,304
Contributions from Key		320
Net income		3,468
Balance at December 31, 2023	$	111,092

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Cash Flows

Year Ended December 31, 2023
(Dollars In Thousands)

Operating activities		
Net Income	$	3,468
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense allocated from Key		320
Deferred income tax expense		46
Changes in operating assets and liabilities:		
Decrease in receivable from clearing organization		473
(Increase) in securities owned, at fair value		(6,582)
(Increase) in prepaid assets		(162)
(Increase) in receivables from affiliates		(1,369)
(Increase) in other assets		(104)
(Decrease) in securities sold, not yet purchased, at fair value		(98)
Increase in payable to affiliates		72
Increase in accrued compensation		3,072
Increase in other liabilities		3,283
Net cash provided by operating activities		2,419
Net increase in cash		2,419
Cash at beginning of fiscal year		2,770
Cash at end of fiscal year	$	5,189
Additional disclosures relative to cash flow		
Taxes paid to Key	$	511

See accompanying notes to financial statements.

1. Organization

Key Investment Services LLC (the Company) is an Ohio limited liability company whose sole member is KeyBanc Capital Markets Inc. (KBCM or Parent), which is a wholly owned subsidiary of KeyCorp (Key). The Company is an introducing broker-dealer clearing its customer transactions on a fully disclosed basis. The Company primarily sells investment company shares, fixed and variable rate annuity contracts, corporate debt and equity securities, unit investment trusts, U.S. government securities, managed products, and life insurance contracts throughout the retail branch network of its affiliate bank, KeyBank, N.A. (KeyBank). The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and is registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of these financial statements.

Basis of Presentation

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Company has considered the impact of subsequent events on these financial statements through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed for general use or filed with the SEC.

2. Significant Accounting Policies (continued)

Cash

Cash is on deposit at KeyBank. Cash balances may be held in excess of FDIC insurance limits.

Receivable from Clearing Organization

Receivable from clearing organization represents amounts due from the Company's third-party clearing organization for security transactions and commissions associated with unsettled trades net of various clearing and administrative charges. Receivable from clearing organization is recognized on a trade-date basis. Clearing organization deposits, which are in the form of cash, are also included in the receivable from clearing organization in the statement of assets, liabilities, and member's interest.

Receivables from clearing organization are assessed for an allowance for credit losses in accordance with Accounting Standards Codification (ASC) 326, *Measurement of Credit Losses on Financial Instruments,* and is based on an analysis of historical losses, current and forecasted economic conditions, collateral positions and where applicable master netting agreements. An allowance for credit losses is recorded in the statement of assets, liabilities, and member's interest as a reduction in the receivable for clearing organization. At December 31, 2023, no allowance for credit losses was recognized by the Company.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are marketable securities recorded on a trade-date basis and carried at fair value.

Prepaid Assets

Prepaid assets include third-party service fees, licensing and regulatory fees, and insurance premiums that are being amortized primarily over twelve months.

2. Significant Accounting Policies (continued)

Fair Value Measurements

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market. Therefore, fair value represents an exit price at the measurement date. The Company values its assets and liabilities based on the principal or most advantageous market where each would be sold (in the case of assets) or transferred (in the case of liabilities). In the absence of observable market transactions, the Company considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

Valuation inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. The Company's unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for Level 2 assets and liabilities are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date.

Assets and liabilities are recorded at fair value on a recurring or nonrecurring basis. Nonrecurring fair value adjustments are typically recorded as a result of the application of lower of cost or fair value accounting; or impairment. At a minimum, the Company conducts valuations quarterly.

Additional information regarding fair value measurements and disclosures is provided in Note 5 (Fair Value Measurements).

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Parent and therefore is included in the consolidated federal income tax return filed by Key. For financial reporting purposes, Key follows the policy of allocating the consolidated income tax provision among its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases, and are measured using enacted tax laws and rates that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

ASC 740, *Income Taxes*, prescribes a model for the recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions are recognized when it is more-likely-than-not the position will be sustained upon examination by the taxing authorities. Such tax positions are measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company's management believes there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2023. Further, the Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. Refer to Note 6 (Income Taxes) for further discussion of the Company's income taxes.

2. Significant Accounting Policies (continued)

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on a trade-date basis and vary based on individual commission rates and production volume. Bonuses payable in cash include both discretionary and non-discretionary amounts, which are accrued as pre-determined benchmarks are met or based on estimated payouts.

Revenue Recognition

Commissions, investment advisory fees, and distribution (12b-1) revenues are recognized in accordance with ASC 606, *Revenue from Contracts with Customers.* The core principal of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Refer to Note 7 (Revenue from Contracts with Customers) for further discussion on the Company's revenue recognition for commissions, investments advisory, and distribution (12b-1) revenues.

Principal transactions revenue represents revenue earned from the purchasing and selling of securities in the secondary market and unrealized gains and losses associated with unsold security positions held in inventory. Revenues in the form of realized trading gains and losses are recognized on a trade-date basis. Realized gains and losses on sales of securities are determined based upon the sale of positions held on a first-in-first-out basis.

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the settlement date of the underlying purchase or sale and accrued into income and expense using the effective yield method.

Stock-Based Compensation

Stock-based payments are awarded by Key to certain employees of the Company as compensation for services provided. In substance, Key contributes capital to the Company, and the Company records stock-based compensation expense for its employees in exchange for services rendered.

(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

Stock-based compensation is measured using the fair value method of accounting on the grant date. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. The Company estimates expected forfeitures when stock-based awards are granted and records compensation expense only for awards that are expected to vest. Compensation expense related to awards granted to employees is recorded in employee compensation and benefits in the statement of operations.

The Company recognizes compensation cost for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter of the performance period).

Employee stock options typically become exercisable at the rate of 25% per year, beginning one year after the grant date. Options expire no later than ten years after their grant date. The Company recognizes stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model, as further described in Note 10 (Stock-Based Compensation).

Accounting Guidance Pending Adoption at December 31, 2023

Standard	Required Adoption	Description	Effect on Financial Statements or Other Significant Matters
ASU 2023-07 Segment Reporting (Topic 280)	Annual periods beginning January 1, 2024 Interim periods beginning January 1, 2025 Early adoption is permitted.	This guidance requires certain segment disclosures in annual and interim periods.It also clarifies that companies may report on additional measures if the chief operating decision maker uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The guidance should be applied on a retrospective basis.	The guidance is not expected to have a material impact on the Company's disclosures.
ASU 2023-09 Income Taxes (Topic 740)	January 1, 2025 Early adoption is permitted.	This guidance requires certain tax disclosures related to rate reconciliation and income taxes paid. The guidance should be applied on a prospective or retrospective basis.	The guidance is not expected to have a material impact on the Company's disclosures.

3. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased at December 31, 2023 consisted of the following.

	Securities Owned	Securities Sold, But Not Yet Purchased
U.S. and Canadian government obligations	$ 92,231	$ —
Money market accounts	19,976	—
Other	8	2
	$ 112,215	$ 2

4. Financial Instruments with Off-Balance Sheet and Credit Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or clearing firm is unable to fulfill its contractual obligations. A substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance can be adversely affected by volatile trading markets. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit risk through consideration of various factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, analyzing the expected duration of the positions, and by entering into legally enforceable master netting arrangements. Where considered necessary, the Company requires a deposit of additional collateral or a reduction of securities positions.

All securities owned are pledged to the third-party clearing organization on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security in the market at contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the transaction may exceed the amount recognized in the statement of assets, liabilities and member's interest. No liability for off-balance sheet credit risk was considered necessary at December 31, 2023.

5. Fair Value Measurements

In accordance with U.S. GAAP, the Company measures certain assets and liabilities at fair value. Fair value is defined as the price to sell an asset or liability in an orderly transaction between market participants in the Company's principal market. Additional information regarding the Company's accounting policies for determining fair value is provided in Note 2 ("Summary of Significant Accounting Policies") under the heading "Fair Value Measurements".

Qualitative Disclosures of Valuation Techniques

Securities owned and securities sold, but not yet purchased (Securities): The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.

- Securities are classified as Level 2 if quoted prices for identical securities are not available, and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar securities. These instruments include certain mortgage-backed securities and money market securities. Inputs to the pricing models for mortgage-backed securities include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets, and standard inputs such as yields, broker/dealer quotes, bids and offers. Money market instruments are valued using the net asset values provided by money market fund companies where the positions are held.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2023.

5. Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis[(a)]				
Securities Owned:				
U.S. and Canadian government obligations	$ —	$ 92,231	$ —	$ 92,231
Money market accounts	—	19,976	—	19,976
Other	8	—	—	8
Total assets on a recurring basis at fair value	$ 8	$ 112,207	$ —	$ 112,215
Liabilities measured on a recurring basis[(a)]				
Securities sold, but not yet purchased:				
Other	2	—	—	2
Total liabilities on a recurring basis at fair value	$ 2	$ —	$ —	$ 2

[(a)]During 2023 the Company had no Level 3 recurring assets or liabilities

6. Income Taxes

The Company is a single member LLC treated for tax purposes as a division of its Parent and therefore is included in the consolidated federal income tax return filed by Key. For financial reporting purposes, Key follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. Income tax expense included in the statement of operations is summarized below:

(Dollars In Thousands)

6. Income Taxes (continued)

Current:		
Federal	$	1,597
State		290
Total current expense		1,887
Deferred:		
Federal		34
State		12
Total deferred expense		46
Total income tax expense	$	1,933

The difference between income tax expense and the amount computed by applying the statutory federal tax rate of 21% to income before income taxes was as follows:

		Amount	Rate
Income before income taxes at 21% U.S. statutory federal tax rate	$	1,134	21.0 %
State income tax, net of federal tax benefit		239	4.4 %
Fines and penalties		525	9.7 %
Disallowed meals and entertainment		38	0.7 %
Stock-based compensation		(5)	— %
Other		2	— %
Total income tax expense	$	1,933	35.8 %

Deferred income taxes reflect the net tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(Dollars In Thousands)

6. Income Taxes (continued)

Significant components of the Company's deferred tax assets as of December 31, 2023 were as follows:

Deferred tax assets:		
Employee compensation accruals	$	763
Accrued expenses		797
State taxes		6
Total deferred tax assets	$	1,566

There were no deferred tax liabilities at December 31, 2023.

Deferred tax assets are recoverable from Key when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes Key's taxable income in prior periods, projected future reversals of deferred tax items, potential tax-planning strategies and projected future taxable income. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

Total federal and state income taxes paid to Key during 2023 was $511. At December 31, 2023, the Company had a $1,721 net intercompany payable to Key for federal and state income taxes, which is included in other liabilities.

7. Revenue from Contracts with Customers

The following table represents a disaggregation of revenue from contracts with customers for 2023 that were accounted for under ASC 606.

7. Revenue from Contracts with Customers (continued)

Commissions		
Brokerage	$	69,455
Distribution fees (12b-1 and trails)		26,103
Total commissions		95,558
Advisory fees		34,114
Total revenue from contracts with customers	$	129,672

Brokerage commissions represents revenue earned from trade execution services provided to the Company's retail brokerage customers. Services provided to retail brokerage customers consist of sales of various securities products, primarily comprised of investment company shares and fixed and variable rate annuity contracts. In exchange for providing these services, customers are charged a commission upon execution of a security buy or sell trade with the Company. Commissions and related clearing expenses are recognized on trade date, which is the date the Company fulfills a customer trade order by contracting the trade with another counterparty and confirming the trade with the customer. Commissions revenue is recognized on trade date because the Company's performance obligation is satisfied on this date as the underlying purchaser of the security instrument is identified, the pricing of the trade is agreed upon by both parties and the risks and rewards of ownership have been transferred to/from the customer.

Distribution (12b-1) fees represent revenue earned for promoting and distributing mutual funds, which are accrued when the services are performed and it is probable that significant amounts would not be reversed upon resolution of any variable uncertainties. The distribution fees are variable based on either the average daily fund net asset balances or average daily aggregate net fund sales and are affected by the changes in the overall level of activity and mix of assets under management for the products sold. Due to the factors and activity outside of the Company's control, the constraint on recognizing this revenue cannot be overcome until such activity and market values are known, which is usually monthly. Cash for the distribution fees is generally received within the following quarter.

Advisory fees represent revenue earned from providing advisory-related services to customers. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based upon a percentage applied to the customers assets under management. Investment advisory fees are billed at the beginning of a service period (generally quarterly) and are recognized over that period as services are performed.

(Dollars In Thousands)

7. Revenue from Contracts with Customers (continued)

As of December 31, 2023, the Company had no contract assets or contract liabilities.

8. Related-Party Transactions

The Company enters into transactions with its Parent, Key and other Key subsidiaries. Amounts due from or payable to the Company's related parties at year end are recognized in receivable from affiliates and payables to affiliates in the statement of assets, liabilities, and member's interest.

KeyBank provides certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, computer processing and software development. The Company may be provided these services under one or more service agreements with KeyBank.

Support service charges from KeyBank for 2023 were:

Communications	$	901
Processing fee		1,529
Management fee		9,259
	$	11,689

At December 31, 2023, the Company recognized a net payable of $78 due to KeyBank for these support services.

The Company has a specific shared service agreement with KeyCorp Insurance Agency USA Inc. (the Agency), a wholly owned subsidiary of Key. The Agency maintains licensure for Company personnel selling insurance and fixed annuity products in all states where such products are offered. The Agency also incurs all costs associated with licensing, taxation and other expenses associated with the insurance and annuity product offerings. For these services provided, the Agency retains a contracted percentage of revenue generated by the Company. The insurance and annuity revenue recognized by the Company and the amount retained by the Agency was $79,096 and $4,581, respectively, for 2023. These amounts were recognized in commissions revenue on the statement of operations. At December 31, 2023, the Company recorded a net receivable of $391 due from the Agency related to this arrangement.

(Dollars In Thousands)

8. Related-Party Transactions (continued)

The Parent also provides certain accounting, compliance, and operations support services to the Company. During 2023, these support service charges totaled $177 and were recognized in other operating expenses on the statement of operations.

The Company has an advisory agreement with KeyBank in association with services provided for certain assets under management. During 2023, the support services totaled $420 and were recognized in other operating expenses on the statement of operations. At December 31, 2023, the Company recognized a payable to KeyBank of $57 under this arrangement.

The Company has entered into operating lease arrangements with KeyBank for the leasing of office space. The Company has classified these arrangements as short-term operating leases pursuant to ASC Topic 842, *Leases,* as the lease term is twelve months or less at lease commencement. The lease cost is recognized on a straight-line basis over the twelve-month lease term in occupancy and equipment expense on the statement of operations. For the year ended December 31, 2023, total lease expense associated with these short-term leases was $9,971.

KeyBank regularly refers bank customers to the Company for certain investment and insurance services. Depending on the financial product being provided and the associated incentive plan, the Company will compensate KeyBank employees a portion of the fees earned. During 2023, the amount of referral fees earned by the KeyBank employees totaled $5,725. At December, 31, 2023, the Company had an intercompany payable of $597 due to KeyBank under these arrangements. Referral fees are recognized in employee compensation and benefits in the statement of operations.

9. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by Key. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 7% being eligible for matching contributions. For the year ended December 31, 2023, the Company's contributions expense was $3,780, included in employee compensation and benefits in the statement of operations.

Effective December 31, 2009, Key amended the defined benefit pension plan to freeze all benefit accruals and close the pension plan to new employees. The Company will continue to credit existing participants' account balances for interest until participants receive their plan benefits.

(Dollars In Thousands)

9. Employee Benefit Plans (continued)

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by Key. Costs related to the plans incurred by Key on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2023, the Company's allocated expense was $4,113, included in employee compensation and benefits expense on the statement of operations.

10. Stock-Based Compensation

Key has long-term incentive award plans that provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, or other awards. Other awards may be denominated or valued by reference to Key's common shares or other factors, discounted stock purchases, and deferred compensation to eligible employees of the Company. These incentive compensation plans are administered by Key. In accordance with a resolution adopted by the Compensation and Organization Committee of Key's Board of Directors, Key may not grant options to purchase common shares, restricted stock, or other shares under any long-term compensation plan in an aggregate amount that exceeds 6% of Key's outstanding common shares in any rolling three-year period.

Total compensation expense recognized by the Company for the long-term compensation plans was $320 for 2023. The total income tax benefit recognized in the statement of operations for these plans was $76 for the year ended December 31, 2023. Stock-based compensation expense related to awards granted to employees is recorded in employee compensation and benefits in the statement of operations.

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by Key will be exercisable less than one year after, or expire later than ten years from, the grant date. The exercise price is the closing price of Key's common shares on the grant date. There were no stock options granted during 2023 and there was no unrecognized compensation cost related to the nonvested options under the Plan as of December 31, 2023.

(Dollars In Thousands)

10. Stock-Based Compensation (continued)

Long-Term Incentive Compensation Program

Key's Long-Term Incentive Compensation Program (the "Program") rewards senior executives critical to the Company's long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;
- time-lapsed (service condition) restricted stock units payable in stock, which generally vest at the rate of 25% per year;
- performance units payable in stock, which vest at the end of the three-year performance cycle and will not vest unless Key attains defined performance levels and the service condition is met; and
- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless Key attains defined performance levels and the service condition is met.

Performance units vested in 2023 numbered 7,534 and were paid in cash. The total fair value of the performance units that vested in 2023 was $136.

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of Key's common shares on the grant date.

Unlike time-lapsed and performance-based restricted stock or units, dividends are not paid during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The total compensation cost and related income tax benefit recognized for the Program totaled $320 and $76, respectively, in 2023. The weighted-average grant-date fair value of awards granted under the Program was $17.65 during 2023. As of December 31, 2023, unrecognized compensation cost related to nonvested shares under the Program totaled $370. The Company expects to recognize this cost over a weighted-average period of 2.58 years. The total fair value of shares vested was $459 in 2023.

(Dollars In Thousands)

11. Commitments and Contingencies

In the ordinary course of business, the Company is a defendant in various lawsuits and a subject of regulatory inquiries, in each case, incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation, regulatory actions and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or regulatory inquiries or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters, other than those disclosed in these financial statements, will not have a material adverse effect on the statement of assets, liabilities, and member's interest, the statement of operations, and the statement of cash flows of the Company.

On February 9, 2024, the Company and its Parent KBCM entered into a resolution with the SEC to resolve the commission's 2023 investigation concerning compliance with certain record-keeping requirements relating to business communications transmitted on unapproved electronic communications platforms. Under this resolution, KBCM and the Company agreed to pay a penalty of $10,000 to the SEC along with other prospective relief. As of December 31, 2023, the Company accrued and recognized in other liabilities on the statement of assets, liabilities, and member's interest its share of this penalty totaling $2,500. The Company paid this penalty to the SEC on February 14, 2024.

12. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1. The Company may also be prohibited from expanding its business if its net capital ratio exceeds 10 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital.

As an introducing broker-dealer, the Company is required to maintain minimum net capital of the greater than $250 of 6 2/3% of the aggregate indebtedness. At December 31, 2023, the minimum amount required was $1,811. At December 31, 2023, the Company's net capital was $92,017, which was $90,206 in excess of its required net capital and the Company's aggregate indebtedness to net capital ratio was 0.30 to 1.

Supplemental Information

Key Investment Services LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2023
(Dollars In Thousands)

Net Capital			
Total Member's interest from statement of assets, liabilities, and member's interest		$	111,092
Deductions and/or charges:			
Nonallowable assets:			
Net deferred tax assets	(1,566)		
Receivable from affiliate	(8,036)		
Prepaid assets	(1,046)		
Other assets	(3,250)		
			(13,898)
Net capital before haircuts on security positions			97,194
Haircuts of securities positions:			
Trading and investment securities:			
Debt securities	(4,776)		
Other securities	(401)		
			(5,177)
Net Capital		$	92,017
Aggregate indebtedness			
Liabilities	27,166		
Deduct: Securities sold, but not yet purchased	2		
Total aggregated indebtedness		$	27,164
Divided by			15
Minimum net capital requirement		$	1,811
Minimum dollar requirement		$	250
Net capital requirement		$	1,811
Excess net capital		$	90,206
Ratio of aggregate indebtedness to net capital	0.30 to 1		